UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2026
Commission File Number: 001-40692

Riskified Ltd.

(Translation of the registrant's name into English)
Riskified Ltd.
220 5th Avenue, 2nd Floor
New York, New York 10001
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

On March 4, 2026, Riskified Ltd. (the "Company," "we," "us" or "our") announced its financial results for the three and twelve months ended December 31, 2025. The Company will hold a conference call regarding such results today, March 4, 2026, at 8:30 a.m. Eastern Time. A copy of the press release issued in connection with the announcement is furnished as Exhibit 99.1 herewith.

Other than as indicated below, the information in this Report on Form 6-K (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The U.S. GAAP ("GAAP") financial information contained in the (i) consolidated balance sheets, (ii) consolidated statements of operations and (iii) consolidated statements of cash flows included in the press release attached as Exhibit 99.1 to this Report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-258461, 333-265150, 333-270006, 333-277711 and 333-285599).

Authorization to Repurchase Ordinary Shares.

On March 2, 2026, the Company's Board of Directors (the “Board”) approved a “distribution”, as defined in the Israeli Companies Law, 1999 (the “Companies Law”), by way of a share repurchase program, pursuant to which the Company may repurchase (buyback) an aggregate amount of up to $75 million of the Company’s Class A ordinary shares (the “Distribution”), subject to the completion of required Israeli regulatory procedures. The Distribution and the repurchases are in addition to the Company’s existing $300 million share repurchase authorizations in the aggregate, of which approximately $289.9 million had been utilized as of March 2, 2026.

According to Section 7C.(C) of the Companies Regulations (Relief for Companies Whose Securities Are Listed for Trading on Foreign Stock Exchanges) 2000, the Company’s creditors may apply to the Company and object to the Distribution, within 30 days following its publication.

Any share repurchases may be made from time to time in the open market, including through trading plans intended to qualify under Rule 10b5-1 under the Exchange Act, in privately negotiated transactions or by other means in accordance with U.S. federal securities laws. The Company may repurchase all or a portion of the authorized amount. Following, and subject to, completion of the required Israeli regulatory procedures, the timing, as well as the number and value of any shares repurchased under the program, will be determined by the Company at its discretion under the Board authorized program and will depend on a variety of factors, including management’s assessment of the intrinsic value of the Company’s Class A ordinary shares, the market price of the Company’s Class A ordinary shares, general market and economic conditions, available liquidity, alternative investment opportunities, and applicable legal requirements. The Distribution does not obligate the Company to repurchase any specific number of Class A ordinary shares and may be suspended, modified or discontinued at any time without prior notice. The share repurchases will be funded from existing cash and cash equivalents. This notice is neither an offer to purchase nor a solicitation of an offer to buy any securities.

EXHIBIT INDEX

The following exhibit is furnished as part of this Report on Form 6-K:

Exhibit No.	Description

99.1	Press Release of Riskified Ltd., dated March 4, 2026

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Riskified Ltd.
(Registrant)

	By:	/s/ Eido Gal
Date: March 4, 2026	Name:	Eido Gal
	Title:	Chief Executive Officer